EXHIBIT 99.1

Brookfield Business Partners Announces Plans for Unit Split and Creation of an Exchange Corporation

BROOKFIELD, NEWS, Aug. 02, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (“Brookfield Business Partners” or “BBU”) (NYSE: BBU; TSX: BBU.UN) today announced the intention to create a Canadian corporation to provide investors with greater flexibility to invest in BBU’s globally diversified services and industrial operations and the targeted returns associated with BBU’s growth strategy.

Brookfield Business Partners intends to distribute to existing unitholders, class A shares of the new corporation, Brookfield Business Corporation (“BBUC”). From an economic and accounting perspective, the transaction will be analogous to a unit split as it will not result in any underlying change to BBU’s aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

“The creation of BBUC is important to support the continued growth of our business and enhance our capital markets following,” said Cyrus Madon, Chief Executive Officer of Brookfield Business Partners. “We expect BBUC, as a corporation, will broaden BBU’s appeal to new investors and increase our eligibility for inclusion in several meaningful indices that BBU is not eligible for today.”

The class A shares will be structured with the intention of being economically equivalent to units of BBU. The class A shares are intended to allow investors the ability to own the equivalent economic exposure to BBU through a corporate structure. Each BBUC share will have the same distribution as a BBU unit and will be exchangeable, at the shareholder’s option, for one BBU unit.

Unitholders are expected to receive one BBUC class A share for every two BBU units held in the form of a special distribution.

Following completion of the special distribution there will be no change to the $0.25 per unit annual distribution made on BBU units, and we intend to pay an annual dividend of $0.25 per exchangeable share of BBUC. As a result, the aggregate distributions received by holders of the units and exchangeable shares will be 50% higher.

Torys LLP is acting as legal advisor to Brookfield Business Partners for this transaction.

The majority of the BBUC class A shares will be held by the holders of Brookfield Business Partners units immediately after the effective split. Brookfield Business Partners will own all the BBUC class B and C shares. The class A and class B shares will control 25% and 75%, respectively, of the aggregate voting rights of the shares of BBUC. BAM, as a unitholder of Brookfield Business Partners, is expected to hold approximately 64% of the BBUC class A shares, which is equivalent to its effective ownership of Brookfield Business Partners units. BBUC intends to apply to list its class A shares in the United States on the NYSE and in Canada on the TSX. Subject to the receipt of normal course regulatory approvals, Brookfield Business Partners anticipates completing the special distribution by year end of 2021.

In connection with this transaction, a registration statement (including a prospectus) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and a preliminary prospectus has been filed with the Canadian securities regulatory authorities. You should read the registration statement and prospectus and other documents that have been filed with the SEC and with the Canadian securities regulatory authorities for more complete information about the transaction. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting SEDAR at www.sedar.com. Alternatively, a copy of the prospectus can be sent to you at no cost, upon request, using the contact information below.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more important information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian provincial and U.S. securities laws. Forward-looking statements and information include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements and information in this news release include statements regarding the creation of BBUC and special distribution of BBUC class A shares, expectations regarding future distributions and dividends, expectations regarding BBUC’s eligibility for index inclusion, expectations of an enhanced capital markets following and broadened appeal to new investors, as well as expectations regarding the future performance and prospects of BBUC and Brookfield Business Partners following the distribution of BBUC class A shares. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the fact that there can be no assurance that the stock exchanges on which BBUC intends to apply to list its class A shares will approve the listing of such shares or that BBUC will be included in any indices or that any required regulatory approvals will be obtained; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risk Factors” section included in our Form 20-F for the year ended December 31, 2020.

For further information on these known and unknown risks, please see the “Risk Factors” section included in our Form 20-F for the year ended December 31, 2020 and other risks and factors that are described therein, as well as the risks that are described in the U.S. registration statement and prospectus filed in connection with the distribution of BBUC’s class A shares.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.